Exhibit 99.1

NEWS RELEASE
Media Contact: Fiona McCaul, office: (813) 426-3916; cell: (813) 505-0259

GERDAU AMERISTEEL ANNOUNCES MARIO LONGHI AS CEO

TAMPA, FL - January 19, 2006- Gerdau Ameristeel (NYSE: GNA; TSX: GNA.TO) is pleased to announce that, pursuant to the succession plan announced in June, 2005, Mario Longhi has assumed the additional position of CEO of the company. As previously announced, Phillip E. Casey, will remain as the Chairman of the Board of the company.

Mr. Longhi assumes his duties as CEO following a distinguished international career of 23 years with the executive team of Alcoa, the recognized global benchmark in the aluminum industry. Before joining Gerdau Ameristeel, Mr. Longhi served as Group President Global Extrusions and End Products, a Vice President of Alcoa and a member of Alcoa’s Executive Council.

“During the coming months and years, our plan is to take the company to the next level,” said Mario Longhi, President and CEO of Gerdau Ameristeel. “We believe that an unrelenting focus on our customers, combined with strategic growth, will guide the actions of all of our people.”

Board Chairman Phillip E. Casey, commented, “Mario Longhi is a valuable addition to our management team and brings tremendous depth of international experience, proven leadership skills and dedication to the principals of continuous improvement. His dynamic leadership and valuable insight will help reinvigorate Gerdau Ameristeel and ensure successful management of the complexities and competitive challenges of today’s global steel industry.”

During his extensive career with Alcoa, Mr. Longhi provided technical and professional leadership in construction, start up, market development, operation and change management of Alcoa’s global mining, refining, smelting, rolling, extrusion, casting and forging, and other operations. As Group President and Member of the Executive Council, Mr. Longhi actively participated in Alcoa’s strategic direction and policy decisions as well as the continuous improvement of Alcoa’s Business Systems. Mr. Longhi received bachelor and masters degrees in metallurgical engineering from the University of Technology Maua, Sao Paulo Brazil.

About Gerdau Ameristeel:
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities, and 42 downstream operations (including two 50%-owned joint ventures), Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The company's products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and the New York Stock Exchange under the symbol GNA.
##